Exhibit 99.2

TRX Gold Corporation

Audited Consolidated Financial Statements

For the years ended

August 31, 2023 and 2022

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of TRX Gold Corporation (the “Company”) were prepared by management in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that: (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stephen Mullowney”	“Michael P. Leonard”
Stephen Mullowney	Michael P. Leonard
Chief Executive Officer	Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2023. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded that ICFR were not effective for the year ended August 31, 2023 due to the following material weaknesses: (i) the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, ICFR and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2023. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the matters.

During the year ended August 31, 2023, the Company continued to strengthen its internal controls and is committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following:

•	Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company continued to develop a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment. The Company also continued to develop narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party information technology services providers within all key business cycles. Management has been implementing the newly designed internal control framework, conducting testing to ensure implemented controls are operating as intended, and is remediating any identified control gaps.

•	The Company implemented a new enterprise resource planning (“ERP”) system during the year ended August 31, 2023 across the entire group to help automate certain reconciliations and manual processes and to increase the efficiency and accuracy of the financial statement preparation and review process. The ERP also reduced the risk of manual spreadsheet errors and formalized procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.

•	Continued to build an experienced finance team at Buckreef Gold Company Limited, the Company’s operating subsidiary, including a new site Finance Superintendent and additional headcount to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process.

•	Continued focus related to preparation of formal accounting memorandums and accounting models to support conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

During the year ended August 31, 2023, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified. However, as at August 31, 2023, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to remediate the material weakness by engaging a third-party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the course of fiscal 2024.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of TRX Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of TRX Gold Corporation (the "Company") as of August 31, 2023 and 2022, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of August 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 29, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

CRITICAL AUDIT MATTER	HOW THE MATTER WAS ADDRESSED IN THE AUDIT

Assessment of whether the presence of indicators of impairment exist – Mineral Property, Plant and Equipment – Refer to Note 8 to the financial statements

The Company’s determination of whether or not an indicator of impairment exists at the cash generating unit (“CGU”) level requires significant management judgment. Estimates of gold price forecasts, discount rates, estimated future costs of production, the amount of recoverable resources and exploration potential and adverse current economic conditions can result in a write-down of the carrying amounts of the Company’s mineral property, plant and equipment.

While there are several factors that are required to determine whether or not an indicator of impairment exists, the judgments with the highest degree of subjectivity are changes in gold price forecasts and discount rates. Auditing these estimates and factors required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

Our audit procedures related to the future commodity prices (gold), forecast production output (gold), and the changes in market conditions in accessing indicators of impairment included the following, amongst others:

•  Evaluated the effectiveness of the Company’s controls over management’s assessment of indicators of impairment

•  Assessed the Company’s identification of significant events or changes in circumstances that have occurred indicating the underlying CGU may not be recoverable

•  Discussed with management the future business plans for the CGU

•  Ensured key assumptions were consistent with evidence obtained in other areas of the audit

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2016

Vancouver, Canada

November 29, 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of TRX Gold Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TRX Gold Corporation and subsidiaries (the “Company”), as of August 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States), the consolidated financial statements as of and for the year ended August 31, 2023 of the Company and our report dated November 29, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: Management identified a material weakness in the Company’s overall control environment due to the aggregate effect of multiple deficiencies in internal controls, which affected five components of the internal control as defined by COSO (control environment, risk assessment, control activities, information and communication, and monitoring).

Management did not design and maintain effective controls over the following, which is a material weakness:

(a)	The Company had not implemented and tested all of the Company’s key controls, including information technology general controls, internal control over financial reporting and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended August 31, 2023, of the Company, and this report does not affect our report on such financial statements.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS, LICENSED PUBLIC ACCOUNTANTS

Vancouver, Canada

November 29, 2023

TRX Gold Corporation

Consolidated Statements of Financial Position

(Expressed in Thousands of US Dollars)

	Note	August 31, 2023	August 31, 2022 (Note 2)
Assets
Current assets
Cash		$7,629	$8,476
Amounts receivable	5	3,140	2,540
Prepayments and other assets	6	1,463	1,206
Inventories	7	4,961	3,630
Total current assets		17,193	15,852
Other long-term assets	5	2,948	4,359
Mineral property, plant and equipment	8	64,059	51,634
Total assets		$84,200	$71,845
Liabilities
Current liabilities
Amounts payable and accrued liabilities	18	$11,571	$7,920
Withholding tax payable		-	181
Income tax payable		1,081	436
Current portion of deferred revenue	10	1,549	1,864
Current portion of lease liabilities		65	-
Derivative financial instrument liabilities	11	3,544	6,849
Total current liabilities		17,810	17,250
Lease liabilities		36	-
Deferred revenue	10	178	621
Deferred income tax liability	9	4,287	-
Provision for reclamation	12	833	2,815
Total liabilities		23,144	20,686
Equity
Share capital	14	164,816	163,946
Share-based payments reserve	15	8,807	6,825
Warrants reserve	16	1,700	1,700
Accumulated deficit		(121,423)	(123,673)
Equity attributable to shareholders		53,900	48,798
Non-controlling interest	17	7,156	2,361
Total equity		61,056	51,159
Total equity and liabilities		$84,200	$71,845

Approved by the Board of Directors, original signed by:

Stephen Mullowney, Chief Executive Officer	Michael P. Leonard, Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

5

TRX Gold Corporation

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Thousands of US Dollars, except per share amounts)

		For the year ended August 31,
	Note	2023	2022 (Note 2)

Revenue	22	$38,320	$15,094

Cost of sales
Production costs		(16,057)	(4,471)
Royalty		(2,810)	(1,122)
Depreciation		(1,259)	(122)
Total cost of sales		(20,126)	(5,715)
Gross profit		18,194	9,379
General and administrative expenses	19	(7,628)	(8,920)
Change in fair value of derivative financial instruments	11	3,305	(2,035)
Foreign exchange gains		212	167
Interest and other expenses		(1,707)	(477)
Income (loss) before tax		12,376	(1,886)
Income tax expense	9	(5,331)	(436)
Net income (loss) and comprehensive income (loss)		$7,045	$(2,322)

Net income (loss) and comprehensive income (loss) attributable to:
Shareholders	13	$2,250	$(6,216)
Non-controlling interest		4,795	3,894
Net income (loss) and comprehensive income (loss)		$7,045	$(2,322)

Earnings (loss) per share attributable to shareholders
Basic and diluted earnings (loss) per share	13	$0.01	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

6

TRX Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non- controlling interests	Total equity

Balance at August 31, 2021	254,870,556	$158,129	$5,680	$1,606	$(117,457)	$47,958	$(1,533)	$46,425
Shares issued for settlement of debts (Note 14)	165,889	98	-	-	-	98	-	98
Shares issued for financing (Note 14)	909,901	373	-	-	-	373	-	373
Shares issued for cash, net of share issuance costs (Note 14)	17,948,718	3,867	-	-	-	3,867	-	3,867
Stock options exercised (Note 15)	450,000	258	(111)	-	-	147	-	147
Shares issued for share-based payments (Note 15)	1,801,120	1,221	(1,221)	-	-	-	-	-
Witholding tax impact on share-based compensation payments	-	-	(636)	-	-	(636)	-	(636)
Warrants issued (Note 16)	-	-	-	94	-	94	-	94
Share-based compensation expense (Note 15)	-	-	3,113	-	-	3,113	-	3,113
Net loss for the year	-	-	-	-	(6,216)	(6,216)	3,894	(2,322)
Balance at August 31, 2022	276,146,184	$163,946	$6,825	$1,700	$(123,673)	$48,798	$2,361	$51,159
Shares issued for share-based payments (Note 15)	1,123,514	675	(679)	-	-	(4)	-	(4)
Share-based compensation expense (Note 15)	-	-	2,697	-	-	2,697	-	2,697
Witholding tax impact on restricted share units ("RSUs")	-	-	54	-	-	54	-	54
Shares issued for cash, net of share issuance costs (Note 14)	200,000	105	-	-	-	105	-	105
Shares issued for cashless exercise of options (Note 15)	155,619	90	(90)	-	-	-	-	-
Net income for the year	-	-	-	-	2,250	2,250	4,795	7,045
Balance at August 31, 2023	277,625,317	$164,816	$8,807	$1,700	$(121,423)	$53,900	$7,156	$61,056

The accompanying notes are an integral part of these consolidated financial statements.

7

TRX Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in Thousands of US Dollars)

		For the year ended August 31,
	Note	2023	2022

Operating
Net income (loss)		$7,045	$(2,322)
Adjustments for items not involving cash:
Non-cash items	24	4,971	8,207
Non-cash cost of shares issuance		-	565
Changes in non-cash working capital:
Increase in amounts receivable		(48)	(2,080)
Increase in inventories		(868)	(2,157)
Increase in prepaid and other assets		(96)	(874)
Increase in amounts payable and accrued liabilities		5,340	1,180
Increase in income tax payable		983	436
Cash provided by operating activities		$17,327	$2,955

Investing
Exploration and evaluation assets and expenditures		$(1,864)	$229
Proceeds from gold sales pre-adoption of amendments to IAS 16		-	535
Purchase of mineral property, plant and equipment		(15,923)	(12,694)
Increase in other long-term assets		(85)	(1,938)
Cash used in investing activities		$(17,872)	$(13,868)

Financing
Proceeds from issuance of shares and warrants		$110	$7,147
Issuance costs paid		(170)	(750)
Withholding taxes on settlement of share-based compensation payments		(127)	(455)
Lease payments		(115)	-
Cash (used in) provided by financing activities		$(302)	$5,942

Net decrease in cash		$(847)	$(4,971)
Cash at beginning of the period		8,476	13,447
Cash at end of the period		$7,629	$8,476

Income taxes paid in cash		$62	$-

The accompanying notes are an integral part of these consolidated financial statements.

8

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”). On November 1, 2022, the Company declared commercial production on the 1,000+ tonne per day (“tpd”) process plant at its Buckreef Gold Project (“Buckreef”) in Tanzania.

The Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada and the Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TNX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors of the Company on November 29, 2023.

b)	Basis of presentation and measurement

All amounts in these consolidated financial statements are presented in United States dollars and rounded to the nearest thousand unless otherwise stated. Reference herein of $ or USD is to United States dollars and C$ or CAD is to Canadian dollars. These consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 21.

9

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

c)	Comparative figures

Certain comparative amounts have been restated to conform to current period’s presentation.

The reclassification in presentation resulted in the following impact on the Consolidated Statement of Income (Loss) Comprehensive Income (Loss) for the year ended August 31, 2022:

Year ended August 31, 2022:

	Reported at August 31, 2022	Reclassification	Restated at August 31, 2022
Financial instrument related cost and other	(2,328)	2,328	-
Loss on derivative financial instruments	-	(2,035)	(2,035)
Reclamation expense	(134)	134	-
Loss on disposal of assets	(36)	36	-
Interest and other expenses	(14)	(463)	(477)
Net loss and comprehensive loss	$(2,322)	$-	$(2,322)

The reclassification in presentation resulted in the following impact on the Consolidated Statement of Financial Position as at August 31, 2022:

	Reported at August 31, 2022	Reclassification	Restated at August 31, 2022
Amounts receivable	$40	$2,500	$2,540
Other receivables	2,500	(2,500)	-

3.	Significant accounting policies

a)	Basis of consolidation

The consolidated financial statements are prepared by consolidating the financial statements of the Company and its subsidiaries as defined in IFRS 10, Consolidated Financial Statements. The consolidated financial statements include the information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entity. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The material subsidiaries whose financial information is consolidated in these financial statements of the Company include:

	Country of	Ownership interest as at August 31,
	incorporation	2023	2022
TRX Gold Tanzania Limited	Tanzania	100%	100%
Tancan Mining Co. Limited	Tanzania	100%	100%
Buckreef Gold Company Ltd.	Tanzania	55%	55%

10

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

In preparing the consolidated financial statements, all inter-company balances and transactions between entities in the group, including any unrealized profits or losses, have been eliminated.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the fair value of net assets acquired at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the business combination. Total comprehensive profit or loss is attributed to non-controlling interests even if this results in non-controlling interests having a deficit balance.

b)	Functional and presentation currency

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The functional currency of all entities within the group is the USD, which is also the Company’s presentation currency.

Foreign currency transactions are translated into the functional currency at exchange rates prevailing at the transaction date. Foreign currency monetary items are translated at period-end exchange rates. Differences arising on settlement of foreign currency transactions or translation of monetary items are recognized in profit or loss.

Non-monetary items measured at historical cost continued to be carried at the exchange rates at the dates of the transactions. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined. Differences arising on translation of non-monetary items are treated in line with the recognition of the change in fair value of such an item.

c)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

d)	Inventories

Inventories include ore stockpile, gold in-circuit, gold doré and supplies inventory. The value of production inventories includes direct production costs, mine-site overheads, depreciation on property, plant and equipment used in the production process, and depreciation of capitalized stripping costs and mineral properties, incurred to bring the inventory to their current point in the processing cycle. General and administrative costs not related to production are excluded from inventories. Inventories are carried at the lower of cost and net realizable value (“NRV”). NRV is determined with reference to estimated selling prices, less estimated costs of completion and selling costs. If carrying value exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exists.

•	Ore stockpile represents unprocessed ore that has been mined and is available for future processing. Ore stockpile is measured by estimating the number of tonnes added and removed from the stockpile through physical surveys, assay data and an estimated metallurgical recovery rate. Costs are added to ore stockpile based on current mining costs and are removed at the average costs per ounce of gold in the stockpile.

In connection with the successful processing plant expansion which resulted in higher plant throughput and gold production, the Company changed the method of estimating the cost of its ore stockpiles effective September 1, 2022. The updated methodology estimates the cost of ore stockpiles based on estimated recoverable ounces of gold in ore stockpiles whereby the previous methodology was based on tonnes of ore in stockpiles. The Company believes this methodology better matches revenue and expenses and has been applied prospectively.

•	Gold in-circuit represents material that is currently being processed to extract the gold into a saleable form. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process. Gold in-circuit is carried at the average of the beginning inventory and the costs of ore material fed into the processing stream plus in-circuit conversion costs.

11

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

•	Gold doré represents saleable gold in the form of doré bars that have been poured. Included in the costs are the costs of mining and processing activities, including mine-site overheads and depreciation.

•	Supplies inventories include equipment parts and other consumables required in the mining and processing activities and are valued at the lower of average cost and net realizable value. Provision for obsolescence is determined by reference to specific inventory items identified.

e)	Mineral property, plant and equipment

Mineral property, plant and equipment (“PP&E”) are carried at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost of PP&E consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Where an item of PP&E comprises major components with different useful lives, the components are accounted for as separate items of PP&E. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss in the period in which they occur.

Depreciation

PP&E are depreciated over their useful lives commencing from the time the respective asset is ready for use. The Company uses the units-of-production method (“UOP") or straight-line basis according to the pattern in which the asset’s future economic benefits are expected to be consumed. The UOP method results in a depreciation charge based on the recoverable ounces of gold produced.

Depreciation for each class of PP&E is calculated using the following method:

Class of PP&E	Method	Years
Machinery and equipment	Straight-line	5 – 8 years
Automotive	Straight-line	5 years
Computer equipment and software	Straight-line	3 – 8 years
Leasehold improvements	Straight-line	5 years
Processing plant	UOP	n/a
Mineral properties	UOP	n/a

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s PP&E and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

In connection with the successful commissioning of the processing plant expansion, the Company reviewed the estimated useful life of its processing plant assets and determined the processing plant can be utilized to process all ore from Buckreef, although capital expenditures may be required in the future to expand the capacity of the plant or accommodate various types of ore. With regular and scheduled maintenance, the Company expects the processing plant to be utilized throughout the mine life of Buckreef. As a result, the processing plant is depreciated using the UOP method in the current year instead of using the straight-line method that was previously applied. This change in accounting estimate has been applied prospectively.

12

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

An item of PP&E is derecognized upon disposal, when classified as held for sale or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the net proceeds from disposal, if any, and the carrying amount of the asset, is recognized in the profit or loss.

i)	Construction in progress

All expenditures undertaken in the development, construction, installation and/or completion of mine production facilities to extract, treat, gather, transport and store of minerals are capitalized and initially classified as “Construction in progress”. Costs incurred on properties in the development stage are included in the carrying amount of “Construction in progress”. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized.

Construction in progress assets are not depreciated until they are completed and available for use.

Upon the commencement of commercial production, all related assets included in “Construction in progress” are reclassified to PP&E. Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

•	All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
•	A reasonable period of testing of the mine plant and equipment has been completed;
•	A predetermined percentage of design capacity of the mine and mill has been reached; and
•	Required production levels, grades and recoveries have been achieved.

When a mine development project moves into the commercial production stage, the capitalization of mine construction costs ceases and subsequent costs incurred are either regarded as inventory or expensed, except for capitalizable costs related to mining asset additions or improvements, or mineable reserve development. It is also at this point that depreciation commences.

ii)	Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Capitalized stripping costs are depleted on a units-of-production based on contained ounces of gold mined.

iii)	Exploration and evaluation expenditures

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. If a property is abandoned, sold or impaired, an appropriate charge will be made to the income statement at the date of such impairment.

The Company reviews the carrying value of capitalized exploration and evaluation expenditures when events or changes in circumstances indicate that the carrying value may not be recoverable.

Examples of such events or changes in circumstances are as follows:

•	The period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
•	Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
•	Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
•	Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

13

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

If the carrying value exceeds fair value, the property will be written down to fair value with an impairment charged to the income statement in the period of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a mineral property or when exploration rights or permits expire.

Once an economic viability has been determined for a property and a decision to proceed with development has been approved, exploration and evaluation expenditures previously capitalized are first tested for impairment and then classified as mineral properties.

f)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its PP&E to determine whether there is an indication that those assets may be impaired. If any such indicators exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where an asset does not generate cash flows independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years.

g)	Leases

At the commencement date of a lease, the Company recognizes a lease payment liability, which is the discounted value of future lease payments using the lease-specific incremental borrowing rate, and an asset representing the right to use the underlying asset during the lease term (i.e. the right-of-use asset). The Company separately recognizes interest expense on the lease liability and depreciation expense on the right-of-use asset.

The Company recognizes right-of-use assets at the value of the corresponding lease liability, adjusted for any accrued and prepaid lease payments, and less any impairment provisions. Right-of-use assets are capitalized at the commencement date of the lease and comprise of the initial lease liability and initial indirect costs incurred by the Company when entering into the lease less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term of the underlying asset. Cash flows relating to the reduction of lease liabilities have been presented as cash used in financing activities.

The Company has also elected to classify leases which end within 12 months of the date of initial application as short term leases. The lease payments associated with such leases are recognized as an expense in the income statement.

h)	Decommissioning, restoration and similar liabilities

The Company recognizes provisions for legal and constructive obligations, including those associated with the reclamation of PP&E, when there is a present obligation as a result of exploration, development and production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal or constructive obligation. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using UOP. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the discount rate and amount or timing of the underlying cash flows required to settle the obligation. Future restoration costs are reviewed at each reporting period.

14

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

i)	Taxation

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. Current income tax is calculated on the basis of the law enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income.

Deferred income tax

Deferred income tax is recognized in accordance with the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements at the end of each reporting period.The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•	Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and losses can be utilized except:

•	Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled based on tax rates and laws that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

15

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

j)	Financial instruments

i)	Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVOCI”). The Company determines the classification of its financial assets at initial recognition.

a.	FVTPL

Financial assets are classified at FVTPL if they do not meet the criteria to be classified at amortized cost or FVOCI. Gains or losses on these items are recognized in net profit or loss.

b.	Amortized cost

Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL: (i) the object of the Company’s business model for these financial assets is to collect their contractual cash flows, and (ii) the asset’s contractual cash flows represent “solely payments of principal and interest”.

A provision is recorded when the estimated recoverable amount of the financial asset is lower than its carrying amount. At each reporting period, the Company assesses on a forward looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in profit or loss.

c.	FVOCI

For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at FVOCI with all subsequent changes in fair value being recognized in other comprehensive income (“OCI”). This election is available for each separate investment. For financial assets classified at FVOCI, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the financial asset, the cumulative fair value change remains in OCI and is not recycled to net profit or loss.

d.	Reclassifications

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing its financial assets.

ii)	Derivative warrant liabilities

Share warrants (not including compensation warrants) are considered a derivative as they are not indexed solely to the Company’s own stock.

During the year ended August 31, 2021, the Company issued convertible debentures with detachable warrants for the Company’s common shares. The warrants are classified as a derivative financial liability as they are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued. The warrants were initially recognized at fair value and subsequently measured at FVTPL.

The Company uses the Black-Scholes Option Pricing Model to estimate their fair values at each reporting date.

16

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

iii)	Agent warrants and financing warrants

Warrants issued to agents in connection with equity financing are recorded at fair value and charged to share issuance costs associated with the offering with an offsetting credit to warrants reserve within shareholders’ equity.

Warrants included in units offered to subscribers in connection with financings are valued using the residual value method whereby proceeds are first allocated to the fair value of common shares and the excess if any, allocated to warrants.

iv)	Gold zero-cost collars

During the year ended August 31, 2023, the Company entered into a series of gold zero-cost collar contracts to be settled from April 2023 to August 2023. On initial recognition, the Company designated gold zero-cost collars to be derivative financial instruments and measured at FVTPL. The gold zero-cost collars are initially recognized at fair value and subsequently measured at FVTPL.

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

The Company has classified and measured its financial instruments as described below:

•	Cash, amounts receivables and other long-term assets are classified as and measured at amortized cost;
•	Amounts payable and accrued liabilities are classified as and measured at amortized cost; and
•	Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as FVTPL.

k)	Share-based payments

Share-based payment transactions

The Company has a number of equity-settled share-based compensation plans under which the Company’s directors, employees and consultants receive a portion of their remuneration in the form of equity instruments for services rendered. In certain cases, the Company settles statutory withholding tax obligations in cash, based on the value of the Company’s common shares, when vested equity instruments are settled.

Where the value of goods or services received by the Company in exchange for equity instruments issued cannot be specifically measured, they are measured at fair value of the equity instrument granted.

The Company’s share-based compensation plans are comprised of the following:

Stock options

Share-based compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting period up to the vesting date. On exercise of the vested options, shares are issued from treasury.

The grant-date fair value of stock options is estimated using the Black-Scholes Option Pricing Model and expensed on a straight-line basis using the graded vesting method over the vesting period. The cumulative expense which is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share-based payment reserve.

17

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

Restricted share units (“RSUs”)

Each RSU has a value equal to one TRX Gold common share. RSUs generally vest in common shares of the Company. The after-tax value of the award is settled by issuance of common shares from treasury upon vesting.

The grant-date fair value of RSUs is measured using the market value of the underlying shares at the date of grant and expensed on a straight-line basis using the graded vesting method over the vesting period as a component of general and administrative expenses and cost of sales, depending on the grantee.

l)	Revenue recognition

Revenue consists of proceeds received or expected to be received for the Company’s principal products, gold and silver doré. Revenue is recognized when title to gold and silver passes to the buyer and when collectability is reasonably assured. Title passes to the buyer based on terms of the sales contract, usually upon delivery of the product to the buyer. Product pricing is determined under the sales agreements which are referenced against active and freely traded commodity markets, for example, the London Bullion Market for both gold and silver, in an identical form to the product sold. Gold and silver doré produced from Buckreef is sold at the prevailing spot market price based on London Fix Prices depending on the sales contract.

In addition to selling refined bullion at spot, the Company has doré purchase agreements in place with a financial institution. Under the agreements, the Company has the option to sell approximately 90% of the gold and silver contained in doré bars prior to the completion of refining by the third-party refiner. Revenue is recognized when the Company has provided irrevocable instructions to the refiner to transfer to the buyer the refined ounces sold upon final processing outturn, and when payment of the purchase price for the purchased doré or bullion has been made in full by the purchaser. No judgement is involved in revenue recognition as revenue is recognized when payment has been sent by the buyer and the product has been effectively delivered to the customer with no further involvement required of the Company.

m)	Earnings (loss) per share

The basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding during the year includes vested common shares awards which have yet to be issued as little to no consideration is required to exercise. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding common share awards, stock options, RSUs and share purchase warrants in the weighted average number of common shares outstanding during the year, if dilutive.

18

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

n)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or if they are subject to common control or are controlled by parties that have significant influence over the entity. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

o)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

p)	New accounting pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date, are disclosed below. The Company intends to adopt these standards when they become effective. Other standards and interpretations that are issued, but not yet effective, which are not expected to impact the Company have not been listed.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

•	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
•	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; and
•	Clarifying that settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2, Making Materiality Judgements, requiring that an entity discloses its material accounting policies, instead of its significant accounting policies. The amendments also added guidance on how an entity can identify material accounting policy information and clarified that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements or due to its nature even if the related amounts are immaterial.

The amendments to IAS 1 and IFRS Practice Statement 2 are effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted.

19

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued amendments to IAS 8, Accounting policies, changes in accounting estimates and errors. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

The amendments to IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the IASB issued amendments to IAS 12, Income Taxes. The amendments to IAS 12 narrow the scope of the initial recognition exemption so that it no longer applies to transactions which give rise to equal amounts of taxable and deductible temporary differences. The Company is to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition for certain transactions, including leases and reclamation provisions.

The amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted.

4.	Significant accounting judgments, estimates and assumptions

The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of other receivables, the valuation of deferred income tax amounts, the impairment on mineral properties and deferred exploration and property, plant and equipment and the calculation of share-based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations, the determination of the economic viability of a project or mineral property, the date of commencement of commercial production, and the determination of functional currencies.

a)	Production Start Date

Management assesses the stage of each mine development project to determine when a mine moves into the production stage. The criteria used to assess the start date of a mine are determined based on the unique nature of each mine development project. The Company considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production phase. Some of the criteria include, but are not limited to, the following:

•	A significant level of capital expenditures compared to construction cost estimates are complete,
•	Ability to produce gold in saleable form within specifications has been achieved,
•	Reasonable period for testing has been completed, and
•	Reasonable level of ongoing production based on mill throughput, recovery rates and mill availability.

20

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

On November 1, 2022, the Company declared commercial production for the 1,000+ tpd processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput of 1,000+ tpd. The processing plant was running consistently at or above nameplate capacity since October 2022 with gold recoveries exceeding 90%. All major construction activities were completed and Buckreef demonstrated its ability to sustain ongoing production levels.

b)	Exploration and evaluation assets and expenditures

The application of the Company’s accounting policy for exploration and evaluation assets and expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, and to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date.

c)	Units-of-Production

Management estimates recoverable proven and probable mineral reserves in determining the depreciation and amortization of certain mineral property, plant and equipment that is expected to be used for the duration of the mine life. This results in a depreciation charge proportional to the recovery of the anticipated ounces of gold. The life of the asset is assessed annually and considers its physical life limitations and present assessment of economically recoverable reserves of the mine property at which the asset is located. The calculations require the use of estimates and assumptions, including the amount of recoverable proven and probable mineral reserves. The Company’s units of production calculations are based on recovered ounces of gold poured.

d)	Stripping Costs in the Production Phase of a Surface Mine

Significant judgement is required to distinguish between development stripping and production stripping and to distinguish between the production stripping that relates to the extraction of inventory and that which relates to the creation of a stripping activity asset.

The Company identifies the separate components of the ore bodies for its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgement is required to identify and define these components, and also to determine the expected volumes of waste to be stripped and ore to be mined in each of these components. The assessment is based on the information available in the mine plan. The mine plans and, therefore, the identification of components, may change for a number of reasons as new information becomes available. These include, but are not limited to, the geographic location and geological characteristics of the ore body, and/or financial considerations.

Judgement is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and any stripping activity asset. Management estimates the cost of deferred stripping activities as the excess waste material moved above the average strip ratio to provide access to further quantities of ore that is expected to be mined in future periods.

Furthermore, judgements and estimates are also used to apply the units-of-production method in determining the depreciable lives of stripping activity assets.

e)	Provision for reclamation

Management assesses its mine restoration and rehabilitation provision each reporting period. Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of rehabilitation activities, technological changes, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Changes to estimated future costs are recognized in the consolidated statement of financial position by adjusting the rehabilitation asset and liability.

21

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

f)	Impairment of Non-Current Assets

Non-current assets are tested for impairment if there is an indicator of impairment. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, and operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset. Cash flows are discounted by an appropriate discount rate to determine the net present value. Management has assessed its CGUs as being all sources of mill feed through a central mill, which is the lowest level for which cash inflows are largely independent of other assets.

g)	Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related income tax assets and liabilities and the measurement of income tax expense and indirect taxes. This requires management to make estimates of future taxable profit or loss, and if actual results are significantly different than its estimates, the ability to realize any deferred tax assets or discharge deferred tax liabilities on the Company’s consolidated statement of financial position could be impacted.

5.	Amounts receivable

	August 31, 2023	August 31, 2022
Receivable from precious metal sales	$488	$-
Sales tax receivable (1)	5,554	4,359
Prepaid gold purchase receivable (Note 10)	-	2,500
Other	46	40
	6,088	6,899
Less: Long-term portion	(2,948)	(4,359)
Total amounts receivable	$3,140	$2,540

(1)	Sales tax receivables consist of harmonized services tax and value added tax ("VAT") due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

22

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

Below is an aged analysis of the Company’s amounts receivable:

	August 31, 2023	August 31, 2022
Less than 1 month	$573	$2,510
1 to 3 months	1,055	30
Over 3 months	1,512	-
Total amounts receivable	$3,140	$2,540

As at August 31, 2023, $0.3 million (August 31, 2022 - 0 $nil) of time-barred VAT has been expensed. The Company held no collateral for any receivables. During the year ended August 31, 2023, the Company recovered $2.3 million of VAT refunds from the TRA. Subsequent to August 31, 2023, the Company recovered $1.3 million of VAT refunds from the TRA.

6.	Prepayments and other assets

	August 31, 2023	August 31, 2022
Prepaid expenses and deposits	$796	$699
Deferred financing costs(1)	667	507
Total prepayments and other assets	$1,463	$1,206

(1)	Consists of $0.5 million in commitment fees paid with respect to a share purchase agreement whereby the Company, at its sole discretion, has the right to sell up to $10 million of its common shares over a 36-month period and $0.2 million in deferred financing costs related to an At-the-Market Offering Agreement entered on May 12, 2023.

7.	Inventories

	August 31, 2023	August 31, 2022
Ore stockpile	$3,361	$2,643
Gold in-circuit	689	210
Gold doré	52	253
Total precious metals inventories	4,102	3,106
Supplies	859	524
Total inventories	$4,961	$3,630

23

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

8.	Mineral property, plant and equipment

	Construction in progress	Exploration and evaluation expenditures(5)	Mineral properties	Processing plant and related infrastructure	Machinery and equipment (3)	Other (4)	Total
Cost
As at August 31, 2021	$-	$38,618	$-	$3,279	$954	$82	$42,933
Additions	7,097	1,945	-	3,797	507	61	13,407
Disposals	-	-	-	-	(65)	-	(65)
Transfer from exploration and evaluation assets(3)	40,563	(40,563)	-	-	-	-	-
Reclassification to other long-term asset	(2,421)	-	-	-	-	-	(2,421)
As at August 31, 2022	$45,239	$-	$-	$7,076	$1,396	$143	$53,854
Additions	-	1,864	4,951	9,233	223	213	16,484
Adjustment to reclamation provision	-	-	(2,234)	-	-	-	(2,234)
Transfers(1)	(45,239)	-	38,485	6,754	5	(5)	-
As at August 31, 2023	$-	$1,864	$41,202	$23,063	$1,624	$351	$68,104
Accumulated depreciation
As at August 31, 2021	$-	$-	$-	$1,340	$473	$20	$1,833
Depreciation	-	-	-	226	175	15	416
Disposals	-	-	-	-	(29)	-	(29)
As at August 31, 2022	$-	$-	$-	$1,566	$619	$35	$2,220
Depreciation	-	-	1,261	210	209	145	1,825
Transfers(1)	-	-	(362)	362	-	-	-
As at August 31, 2023	$-	$-	$899	$2,138	$828	$180	$4,045
Net book value
As at August 31, 2022	$45,239	$-	$-	$5,510	$777	$108	$51,634
As at August 31, 2023	$-	$1,864	$40,303	$20,925	$796	$171	$64,059

(1)	On November 1, 2022, Buckreef achieved commercial production at which point development expenditures were subject to depreciation.
(2)	Represents exploration and evaluation expenditures related to the Eastern Porphyry and Anfield deposits on the Buckreef property.
(3)	Includes automotive and computer equipment and software.
(4)	Includes automotive, leasehold improvements and right-of-use assets.
(5)	During the year ended August 31, 2022, Buckreef transitioned from an exploration and evaluation asset under IFRS 6, Exploration for and Evaluation of Mineral Resources ("IFRS 6"), to mineral property, plant and equipment under IAS 16, Property, Plant and Equipment ("IAS 16"), following approval of construction decision by the Company's Board of Directors. At the time of transition from an exploration and evaluation asset to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of Buckreef to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using a discounted cash flow model. The significant assumptions that impacted the resulting fair value included future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

The continuity of expenditures for exploration and evaluation asset is as follows:

Buckreef

Balance, August 31, 2021	$38,618
Exploration expenditures:
Camp, field supplies and travel	172
License fees and exploration and field overhead	861
Geological consulting and field wages	67
Trenching and drilling	550
Mine design	227
Mining and processing costs	431
Gold sales	(535)
Payments to STAMICO as per Joint Venture agreement	172
Balance, November 30, 2021	$40,563
Reclassification to mineral property, plant and equipment	(40,563)
Balance, August 31, 2022	$-
Exploration expenditures:
Geological consulting	529
Personnel costs	385
Trenching and drilling	921
Others	29
Balance, August 31, 2023	$1,864

24

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

9.	Income tax

The Company’s provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income (loss) before income taxes as a result of the following:

	For the year ended August 31,
	2023	2022
Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	26.50%	26.50%
Statutory income tax rates applied to accounting income	$3,280	$(637)
Increase (decrease) in provision for income taxes:
Foreign tax rates different from statutory rate	50	322
Permanent differences and other items	1,222	1,669
Benefit of tax losses not recognized	779	(918)
Total provision for income taxes	$5,331	$436

The enacted tax rates in Canada of 26.50% (2022 - 26.50% ) and Tanzania of 30% (2022 - 30%) where the Company operates are applied in the tax provision calculation.

The provision for income taxes consist of the following:

	August 31, 2023	August 31, 2022
Current income taxes	$1,044	$436
Deferred income taxes	4,287	-
Total provision for income taxes	$5,331	$436

The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2023 and 2022 are as follows:

Deferred Income Tax Liabilities	Mineral properties	Total

At August 31, 2021	$(12,423)	$(12,423)
Charged to the consolidated statement of comprehensive income (loss)	2,373	2,373
At August 31, 2022	(10,050)	(10,050)
Charged to the consolidated statement of comprehensive income	(1,438)	(1,438)
At August 31, 2023	$(11,488)	$(11,488)

25

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

Deferred Income Tax Assets	Non-capital losses	Total

At August 31, 2021	$12,423	$12,423
Charged to the consolidated statement of comprehensive loss	(2,373)	(2,373)
At August 31, 2022	10,050	10,050
Charged to the consolidated statement of comprehensive income	(2,849)	(2,849)
At August 31, 2023	$7,201	$7,201

Net deferred tax assets (liabilities)
As at August 31, 2022	$-	$-
As at August 31, 2023	$(4,287)	$(4,287)

The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carry-forwards resulted in a deferred tax liability.

The following temporary differences have not been recognized in the Company’s consolidated financial statements:

	August 31, 2023	August 31, 2022
Non-capital losses	$88,377	$120,528
Property, plant and equipment	149	89
Capital losses	-	3
Financing costs	1,414	-
Total unrecognized temporary differences	$89,940	$120,620

26

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

At August 31, 2023, the Company had unrecognized non-capital tax loss carry-forwards of $88.4 million (2022 - $120.6 million) and may be used to offset against future taxable income in their respective jurisdictions. As at August 31, 2023, these non-capital tax losses have expiry dates as follows:

	Canada	Tanzania(1)
2026	$1,265	$-
2027	1,026	-
2028	1,117	-
2029	1,454	-
2030	1,055	-
2031	1,757	-
2032	1,845	-
2033	1,738	-
2034	1,622	-
2035	1,466	-
2036	1,515	-
2037	2,118	-
2038	2,760	-
2039	3,506	-
2040	5,426	-
2041	5,934	-
2042	4,328	-
2043	4,078	-
No expiry	-	44,367
Total non-capital tax losses	$44,010	$44,367

(1)	The maximum amount of tax losses that a business can utilize in Tanzania is 70% of its taxable profit for the current year. The remaining 30% of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef's current income tax is calculated at an effective tax rate of 9% until Buckreef's tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

At August 31, 2023, $nil (2022: $nil ) was recognized as a deferred tax liability for taxes that would be payable on the unremitted earnings the Company’s subsidiaries as the Company’s subsidiaries have a deficit.

27

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

10.	Deferred revenue

On August 11, 2022, the Company entered into a $5 million prepaid Gold Doré Purchase Agreement (“Agreement”) with OCIM Metals and Mining S.A. (“OCIM”). The Agreement requires funds to be made available to the Company in two tranches. The Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. Subsequent to August 31, 2023, the Company drew an additional $1.5 million from the second tranche of the Agreement in exchange for delivering 878.6 ounces of gold.

The Agreement has been accounted for as a contract in accordance with IFRS 15, Revenue from Contracts with Customers. As the total amount paid up-front by OCIM for the future deliveries of gold differs from the stand-alone selling price of the gold, the Company concluded the Agreement contains a significant financing component (“SFC”). Gold deliveries due in connection with the up-front payment are recorded in revenue based on the gold spot price originally established at the time of each advance, being the estimated stand-alone selling price of gold deliveries as determined at inception (after separating the SFC). The outstanding deferred revenue liability will accrue interest reflecting the cost of financing.

Amount
As at August 31, 2021	$-
Drawdown	2,500
Deferred transaction costs	(15)
As at August 31, 2022	$2,485
Drawdown	1,000
Accretion of deferred revenue	454
Transaction costs expensed	15
Revenue recognized	(2,227)
As at August 31, 2023	$1,727

	For the year ended August 31,
	2023	2022
Current portion of deferred revenue	$1,549	$1,864
Deferred revenue	178	621
Balance at end of year	$1,727	$2,485

11.	Derivative financial instrument liabilities

	August 31, 2023	August 31, 2022
Derivative warrant liabilities	$3,544	$6,849
Total derivative financial instrument liabilities	$3,544	$6,849

28

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

a)	Derivative warrant liabilities

Amount
As at August 31, 2021	$2,149
Warrants issued January 26, 2022	2,665
Change in fair value	2,035
As at August 31, 2022	$6,849
Change in fair value	(3,305)
As at August 31, 2023	$3,544

Derivative warrant liabilities of $3.5 million will only be settled by issuing equity of the Company.

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	August 31, 2023	August 31, 2022
Share price	$0.39	$0.48
Risk-free interest rate	4.43% - 4.66%	3.32% - 3.44%
Dividend yield	0%	0%
Expected volatility	52%	55% - 60%
Remaining term (in years)	2.5 – 3.4	0.9 – 4.4

The fair value is classified as level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the year ended August 31, 2023 would increase or decrease by:

	August 31, 2023
10% change in expected volatilities	Increase	Decrease
(Loss) income	$(840)	$819

b)	Gold zero-cost collars

In March 2023, the Company entered into a series of gold zero-cost collar contracts for 1,800 gold ounces per month totalling 9,000 gold ounces to be settled from April 2023 to August 2023, at a maximum and minimum gold price of $2,030 and $1,825 per gold ounce, respectively. During the year ended August 31, 2023, gold zero-costs collar contracts for a total of 9,000 gold ounces expired unexercised. As at August 31, 2023, there were no gold zero-cost collar contracts outstanding.

29

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

12.	Provision for reclamation

The Company's reclamation and closure obligations relates to the cost of removing and restoring the Buckreef Gold Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. This estimate depends on the development of an environmentally acceptable mine closure plan.

A reconciliation for reclamation expenses is as follows:

	For the year ended August 31,
	2023	2022
Balance at beginning of year	$2,815	$2,681
Decrease in estimate for provision for reclamation	(2,234)	-
Accretion of provision for reclamation (Note 24)	252	134
Balance at end of year	$833	$2,815

The provision for reclamation was estimated using the following inputs and assumptions:

a)	Total undiscounted amount of future reclamation costs was estimated to be $4.1 million (2022 – $3.4 million).
b)	Risk-free rate of 13% (2022 – 5%).
c)	Inflation rate of 4% (2022 – 4%).
d)	Weighted average expected timing of cash outflows of 19 years (2022 – 18 years).

13.	Earnings (loss) per share

	For the year ended August 31,
	2023	2022
Net income (loss) attributable to shareholders	$2,250	$(6,216)
Weighted average number of common shares for basic EPS(1)	282,401,603	266,999,724
Effect of dilutive stock options, warrants, RSUs and share awards	6,127,725	-
Weighted average number of common shares for diluted EPS(1)	288,529,328	266,999,724
(1)	The weighted average number of common shares for basic and diluted EPS include vested, but unissued, common shares relating to common share awards.

For the year ended August 31, 2023, the weighted average number of common shares for diluted EPS excluded 10.5 million stock options and 39.0 million warrants that were anti-dilutive for the period (2022: 7.4 million share options and 42.0 million share warrants).

14.	Share Capital

i)	Activity during the year ended August 31, 2023

On May 17, 2023, the Company sold 200,000 common shares in relation to the purchase agreement entered into on January 20, 2022, for $0.01 million.

30

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

ii)	Activity during the year ended August 31, 2022

On September 30, 2021, the Company issued 165,889 common shares at a fair value of $98 (value of outstanding liability settled) to settle outstanding fees owed totaling $98.

On January 20, 2022, the Company entered into a purchase agreement, where the Company, in its sole discretion, will have the right from time to time over a 36-month period to sell up to $10 million of its shares. Upon closing, the Company issued 909,901 common shares at a fair value of $373 (closing price of share on that date) to settle commitment fees related to the purchase agreement.

On January 26, 2022, the Company completed the sale of 17,948,718 common shares together with warrants to purchase 17,948,718 common shares for $7.0 million. The common shares and warrants were issued at $0.39 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.44 for a period of five years from the issue date. The Company also issued 628,205 placement agent warrants with the same terms and incurred commission and other costs of $0.7 million out of which $0.09 million was allocated to the warrants and expensed in the consolidated statements of earnings (loss) and comprehensive income (loss). The warrants issued with the common shares are classified as a liability (Note 11).

The placement agent warrants are considered an equity-settled share-based payment transaction and are measured at their fair value and classified as equity.

On May 31, 2022, the Company issued 1,723,620 common shares with a value of $1.2 million and cash payment of $0.5 million, as withholding taxes, to satisfy the $1.7 million liability associated with the Omnibus Equity Incentive Plan granted to certain senior management of the Company.

15.	Share-based payments reserve

	For the year ended August 31,
	2023	2022
Balance at beginning of year	$6,825	$5,680
Share-based compensation expense	2,697	3,113
Transfer on exercise of options and other share-based awards	(715)	(1,968)
Balance at end of year	$8,807	$6,825

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2023.

31

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan. Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

Share-based compensation expense for the year ended August 31, 2023 totalled $2.7 million (2022: $3.1 million) including $0.2 million (2022: $0.1 million) to consultants for marketing services.

As at August 31, 2023, the Company had 3,617,450 (August 31, 2022 – 2,106,675) share awards available for issuance under the Omnibus Equity Incentive Plan.

a)	Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2021	7,351,000	CAD $0.41
Options exercised	(450,000)	CAD $0.42
Options expired	(1,565,000)	CAD $0.41
Balance – August 31, 2022	5,336,000	CAD $0.41
Options exercised(1)	(350,000)	CAD $0.42
Balance – August 31, 2023	4,986,000	CAD $0.41
(1)	The weighted average share price at the time of the option exercise was C$0.75.

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
C$0.40	2,354,000	2,354,000	October 11, 2026	3.1
C$0.43	2,532,000	2,532,000	September 29, 2026	3.1
C$0.35	100,000	100,000	January 2, 2027	3.3
C$0.41(1)	4,986,000	4,986,000		3.1(1)

(1)	Total represents weighted average.

32

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2021	-	-
Options granted	7,375,000	$0.50
Balance – August 31, 2022	7,375,000	$0.50
Options granted	3,075,000	$0.45
Balance – August 31, 2023	10,450,000	$0.49

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
USD $0.50	7,375,000	2,950,000	August 17, 2027	4.0
USD $0.45	3,075,000	615,000	August 28, 2028	5.0
USD $0.49(1)	10,450,000	3,565,000		4.3(1)
(1)	Total represents weighted average.

The grant date fair value of options granted during the year ended August 31, 2023 was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	For the year ended August 31,
	2023	2022
Grant-date share price	$0.41	$0.49
Weighted average grant-date fair value	$0.16	$0.25
Exercise price	0.45	0.50
Risk-free interest rates	4.41% - 4.78%	3.27% - 3.43%
Expected life of stock options (in years)(1)	2.5 – 3.4	2.0 – 5.0
Expected volatility of share price(2)	49% - 55%	62% - 72%
Expected dividend yield	0%	0%
(1)	The expected life term of stock options granted is derived from the remaining contractual term.
(2)	The Company uses historical volatility to estimate the expected volatility of the Company's share price.

For the year ended August 31, 2023, share-based payment expenses related to stock options totalled $0.7 million (2022 – $0.4 million).

33

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

b)	Restricted Share Units:

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2021	-
Granted	1,855,276
Balance – August 31, 2022	1,855,276
Granted	2,826,493
Forfeited	(267,412)
Exercised	(941,280)
Balance – August 31, 2023	3,473,077

The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares are distributed, less any amount due for taxes, to settle the obligation.

The RSUs had a fair value of $1.07 million at the grant date and are amortized over the service period. For the year ended August 31, 2023, share-based payment expenses related to RSUs totalled $0.5 million (2022 - $0.2 million).

16.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2021	23,681,052	$0.94	3.8
Warrants issued	18,576,923	$0.44
Warrants expired	(287,901)	$0.93
Balance – August 31, 2022	41,970,074	$0.72	3.6
Warrants expired	(3,002,037)	$1.21
Balance – August 31, 2023	38,968,037	$0.68	2.8

Warrant issuances:

Activity during the year ended August 31, 2022:

During the year ended August 31, 2022, the Company issued 17,948,718 five-year warrants pursuant to the registered direct offering (Note 11) and 628,205 five-year warrants issued to the placement agent, with an exercise price of $0.44. The 17,948,718 five-year warrants were ascribed a fair value of $2.7 million which was valued using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield 0%; risk free interest 1.65%; volatility 52% and an expected life of 60 months. The warrants were recognized as a derivative warrant liability on the consolidated statement of financial position.

The 628,205 five-year warrants issued to the placement agent were ascribed a fair value of $0.09 million which was valued using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield 0%; risk free interest 1.65%; volatility 52% and an expected life of 60 months. The warrants were recognized under warrants reserve on the consolidated statement of financial position.

34

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

As at August 31, 2023, the following warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing warrants - December 23, 2020	2,777,268	$1.50	December 23, 2023
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44	January 26, 2027
Balance – August 31, 2023	38,968,037	$0.68(1)
(1)	Total represents weighted average.

17.	Non-controlling interest

The changes to the non-controlling interest for the year ended August 31, 2023 and year ended August 31, 2022 are as follows:

	For the year ended August 31,
	2023	2022
Balance at beginning of year	$2,361	$(1,533)
Non-controlling interest’s 45% share of Buckreef Gold’s comprehensive earnings	4,795	3,894
Balance at end of year	$7,156	$2,361

Summarized financial information for Buckreef is disclosed below:

	For the year ended August 31,
Income Statement	2023	2022
Revenue	$38,320	$15,094
Depreciation	1,259	122
Accretion expense	709	134
Income tax expense	5,331	436
Comprehensive income for the period	10,656	8,651

Statement of Financial Position	August 31, 2023	August 31, 2022
Current assets	$11,238	$7,253
Non-current assets	64,762	53,789
Total current liabilities	(12,113)	(8,602)
Non-current liabilities	(5,301)	(2,815)
Advances from parent, net	(36,049)	(37,725)

	For the year ended August 31,
Statement of Cash Flows	2023	2022
Cash provided by operating activities	$21,903	$8,414
Cash used in investing activities	(17,863)	(13,065)
Cash (used in) provided by financing activities	(2,012)	4,148

35

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

18.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

	For the year ended August 31,
Directors and key management personnel	2023	2022
Remuneration (1)	$2,135	$2,085
Share-based compensation expense	2,148	3,078
Total directors and key management personnel	$4,283	$5,163
(1)	Remuneration includes salaries and benefits for certain key management personnel and director fees. Certain members of the board of directors have employment or service contracts with the Company. Directors are entitled to director fees and share based payments for their services and officers are entitled to cash remuneration and share based payments for their employment services.

As at August 31, 2023, included in amounts payable is $0.4 million (August 31, 2022 - $0.2 million) due to related parties with no specific terms of repayment.

During the year ended August 31, 2023, the Company granted stock options to key management personnel and RSUs to directors and key management personnel as part of the Omnibus Equity Incentive Plan (Note 15) in the aggregate of:

a) 3.1 million stock options having a value of $0.5 million on the grant date.

b) 1.2 million RSUs having a value of $0.5 million on the grant date.

During the year ended August 31, 2023, $0.7 million for stock options granted to key management personnel was expensed (2022 - $0.4 million) and $0.2 million for RSUs granted to directors and key management personnel was expensed (2022 - $0.1 million).

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	1.6 million common shares having a fair market value of $1.1 million on the respective start dates of the key management (December 1, 2020 to May 18, 2021); and
b)	Common shares on the first, second and third anniversary dates of the greater of up to 2.0 million, 3.6 million and 2.8 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

The common shares had a value of $7.0 million at grant date that is amortized over the service period.

During the year ended August 31, 2023, $1.3 million related to common share awards granted to key management personnel was expensed, respectively (2022 - $2.5 million).

During the year ended August 31, 2023, Buckreef recognized expenses of $0.7 million (2022: $ nil) related to services provided by the Company and $0.2 million (2022: $nil) related to loans provided by its parent.

36

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

19.	General and administrative expenses

	For the year ended August 31,
	2023	2022(1)
Directors’ fees (Note 18)	$409	$454
Insurance	380	444
Office and general	159	419
Shareholder information	450	474
Professional fees	442	614
Salaries and benefits (Notes 15 and 18)	2,470	2,533
Consulting	472	437
Share-based compensation expense (Notes 15 and 18)	2,501	3,113
Travel and accommodation	215	214
Depreciation	103	26
Other	27	192
Total general and administrative expenses	$7,628	$8,920
(1)	During the year ended August 31, 2022, prior to adoption of amendments to IAS 16 certain costs incurred related to Buckreef’s operating costs were recorded in general and administrative expenses.

20.	Management of capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its Buckreef’s operations and processing plant expansion, to obtain corporate and administrative functions necessary to support organizational functioning, and to obtain sufficient funding to further the identification and development of precious metals deposits.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out planned expansion and exploration activities and pay for administrative costs, the Company will spend its existing working capital and may raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2023. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and accumulated deficit, which as at August 31, 2023 totaled $53.9 million (2022 - $48.8 million).

The Company may raise capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are historically secured through equity capital raised by way of private placements; however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

37

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major North American financial institutions and North American treasury deposits.

21.	Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company’s financial instruments, as at August 31, 2023 and August 31, 2022:

	August 31, 2023	August 31, 2022
Financial Assets
Measured at amortized cost
Amounts receivable	$3,140	$2,540
Measured at fair value through profit or loss
Cash	7,629	8,476
Financial Liabilities
Measured at amortized cost
Amounts payables and accrued liabilities	11,571	7,920
Measured at fair value through profit or loss
Derivative financial instrument liabilities	3,544	6,849

Cash, derivative warrant liabilities and gold zero-cost collars are classified as measured at fair value through profit and loss. Amounts receivable and amounts payable are classified as measured at amortized cost. The carrying value of the Company’s cash, amounts receivable, amounts payable approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at August 31, 2023 and August 31, 2022, cash was classified as Level 1 and derivative financial instruments (Note 11) were classified as Level 3 under the fair value hierarchy.

A summary of the Company’s risk exposures as they relate to financial instruments are reflected below:

38

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and amounts receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.

The Company does not have any significant credit risk exposure as cash and cash equivalents are held with multi-national financial institutions with limited credit risk. The Company does not have significant credit risk exposure on accounts receivable as gold sales are executed with an established gold metal merchant with access to significant credit lines. The majority of gold production is sold into the spot market.

The Company has not recorded an impairment or allowance for credit risk as at August 31, 2023 and 2022.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2023, the Company had cash of $7.6 million, current assets of $17.2 million and current liabilities of $17.8 million. Current working capital deficit of the Company was $0.6 million. Within working capital, current liabilities include $3.5 million in derivative liabilities which will only be settled by issuing equity of the Company. Further funding may be required for working capital purposes and to finance the Company’s in-fill drilling, exploration program and development of mining assets.

Foreign currency risks

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has operations in Canada, the United States of America and Tanzania and holds cash mainly in CAD, USD and Tanzanian Shillings (“TZS”).  A significant change in the currency exchange rates between USD relative to CAD and TZS could have an effect on the Company’s results of operations, financial position or cash flows.  As at August 31, 2023, the Company had no hedging agreements in place with respect to foreign exchange rates.

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities are as follows:

	August 31, 2023	August 31, 2022
Monetary Assets
CAD	$303	$334
TZS	7,048	4,421

	August 31, 2023	August 31, 2022
Monetary Liabilities
CAD	$868	$1,223
TZS	13,061	4,082

39

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

Sensitivity analysis

If the US dollar had appreciated by 10% against the Canadian dollar and Tanzanian shillings, monetary financial assets and financial liabilities as at August 31, 2023 and August 31, 2022 would increase or (decrease) by:

	August 31, 2023	August 31, 2022
Financial Assets
CAD	$(30)	$(33)
TZS	(705)	(442)

	August 31, 2023	August 31, 2022
Financial Liabilities
CAD	$87	$122
TZS	1,306	408

22.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	For the year ended August 31,
Revenue	2023	2022
Tanzania	$38,320	$15,094
Total revenue	$38,320	$15,094

During the year ended August 31, 2023, the Company generated 96% (2022 – 100%) of its revenue from one (2022 – one) customer totalling $36.9 million (2022 – $15.1 million).

Non-current assets	August 31, 2023	August 31, 2022
Canada	$55	$-
Tanzania	66,952	55,993
Total non-current assets	$67,007	$55,993

40

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

23.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2023 and August 31, 2022, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at August 31, 2023 and August 31, 2022.

24.	Non-cash items

	For the year ended August 31,
	2023	2022
Depreciation	$1,362	$122
Change in fair value of derivative financial instruments (Note 11)	(3,305)	2,035
Share-based compensation expense	2,697	3,113
Accretion of provision for reclamation (Note 12)	252	134
Deferred income tax expense (Note 9)	4,287	-
Accretion of lease liabilities	9	-
Deferred revenue (Note 10)	(1,227)	2,485
Accretion of deferred revenue (Note 10)	454	-
Foreign exchange gains	151	-
VAT written-off (Note 5)	276	-
Loss on assets disposal	-	36
Other expenses	15	282
Total non-cash items	$4,971	$8,207

41